October 13, 2015

PICO Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, CA 92037
Attn: Kristina Leslie, Chair of the Board

Cc: Board of Directors

Dear Kristina,

Central Square Management LLC, together with its affiliates ("Central Square"), currently owns approximately 5.7% of the outstanding shares of PICO Holdings, Inc. ("PICO" or the "Company"), making us one of the Company's largest shareholders. We are a long-term shareholder of PICO, having initially invested in the Company in October 2013. Over the past year, we have tried to engage in a constructive dialogue with you, other members of the Board of Directors (the "Board") and PICO's management team in order to discuss our views and concerns regarding the direction of the Company, as well as the existing opportunities at PICO to create value for all shareholders. In each of our (i) March 9, 2015 private letter to CEO John Hart and the Board (the "March 2015 Letter") and our (ii) August 7, 2015 public letter to you and the Board (the "August 2015 Letter"), we outlined in detail our serious concerns with the Company's prolonged underperformance and poor governance in addition to several strategies, which, if implemented, we believe would materially improve the Company's performance. We had hoped management and the Board would work cooperatively with us to explore these value creation opportunities in an expeditious manner. Unfortunately, it has become clear that the Company does not intend to address our serious concerns or suggestions in a timely or meaningful manner. It is deeply troubling that the Company remains closed-minded to alternative value creation initiatives as its performance continues to be abysmal.

Through our recent efforts to work with PICO, we have become increasingly uncomfortable with the leadership of the Company and believe significant changes are needed immediately. Shareholders cannot – and should not – be asked to stand idly by while this management team continues to destroy value at our expense. Management's missteps have been compounded by the current Board's failure to promote a culture of effective oversight and accountability. We have identified three highly qualified, independent individuals, Anthony Bergamo, James Henderson and Daniel Silvers, who have the right mix of skill sets and experience to help the Board address PICO's challenges and opportunities with an open mind and a keen sense of urgency. We urge you to work with us to voluntarily reconstitute the Board to include these strong individuals.

PICO Has Persistently Underperformed

PICO's share price has dramatically underperformed all major indices on a YTD-basis and during all relevant trailing periods (1-, 3-, 5-, and 7-years). Similarly, UCP Inc. ("UCP"), the publicly traded homebuilder in which PICO owns a controlling stake, has also dramatically underperformed all major indices and peers, as displayed in the following charts.





Source: Bloomberg. Performance through Oct. 9, 2015. UCP IPO in July 2013.

Yet There is Significant Value to be Unlocked

Despite the Company's stock price underperformance and the destruction of shareholder value under the watch of this Board and management team, there remains a compelling opportunity to unlock PICO's full potential and create substantial shareholder value. It is squarely within the control of management and the Board to take the immediate actions required to unlock this value for the benefit of PICO's long-suffering shareholders. Our plan, which we have previously conveyed to you on numerous occasions, is centered on four key steps:

1. *Undertake a formal sale process for UCP* – As detailed in our prior letters, UCP has valuable assets that another homebuilder in need of quality lots could better utilize. We believe a well-marketed sale process would lead to a value realization for UCP in excess of its current book value (approximately $11.00/share). In fact, based on our extensive analysis, we believe the fair market value of UCP is closer to $14.00 per share (or more than double its current share price), as UCP purchased substantial amounts of land between 2008-2011, which presumably has appreciated relative to its cost basis. Given UCP's lack of scale, we believe a formal sale process is the most appropriate and effective method to close the gap between market trading price and fair market value. However, we strongly advocate that any such process should reflect the premise that receipt of liquid consideration will be key to ensuring PICO has the flexibility to determine the use of the proceeds from any such transaction.

2. *Conduct an issuer self-tender with freely available cash* – Given the spread between PICO's current share price and our estimate of the Company's net asset value, we believe the Company should utilize its available liquidity to repurchase its own shares through a self-tender. In fact, we estimate PICO could potentially buy back up to 40% of its shares outstanding even after assuming a reasonable tender premium. We believe a share repurchase would be the best use of the Company's capital as it would represent an opportunity for PICO to repurchase more of its own core business, Vidler Water Company ("Vidler"), at a massive discount to Vidler's intrinsic value. We estimate this value to be approximately $375-500 million, depending upon various fair market value methodologies and assumptions on timing of asset sales. PICO management has estimated that Vidler's water assets are worth approximately 2.2x book value, implying an intrinsic value of approximately $400-450 million. Given the significant discount to intrinsic value, it appears quite clear to us that an issuer-self-tender would be significantly accretive.

Further, it cannot be overstated that a share repurchase provides not only an attractive return, but also minimizes execution risk for the Company, which is in stark contrast to management's past ill-fated, value-destructive forays in capital deployment. Consider, for example, the calamitous investment in PICO Northstar Hallock, LLC, which we believe resulted in the destruction of more than $85 million of shareholder value. Similarly, PICO's recent $2.6 million additional expenditure in 3Q'15 in Mendell Energy, LLC, its oil and gas venture, is an example of throwing good money after bad: the business has a carrying value of just $3.8 million following a total investment of $11 million. These are just two of the numerous examples of the Company's questionable capital allocation decisions. Accordingly, we believe it is incumbent upon the Board to seriously consider an issuer-self-tender. If a careful and unbiased analysis were undertaken, we believe the Board would likewise conclude that a share repurchase is the best risk-adjusted return opportunity available to the Company for deploying its capital.

3. *Monetize a portion of the water portfolio* – We believe Vidler is worth significantly more than its reported book value, but this value remains obscured from the public markets due to a lack of meaningful water rights transactions in Arizona and Nevada. Water rights sales have typically been tied to new real estate development, which suffered a dramatic downturn during the 2007-2009 housing recession. While development has since begun to recover, the initial stages of recovery involved building out existing inventory that already had water rights attached to it. Developers have been working through this inventory and, along with other buyers of water rights, are beginning to reemerge as purchasers of water rights. The Company needs to ensure that Vidler is properly positioned to benefit from this dynamic. Importantly, while demand is beginning to recover, supply has become increasingly scarce due to a structural shortage of water that has been exacerbated by drought conditions in the Southwest. With supply and demand dynamics both improving, we believe it is an opportune time for the Company to monetize its assets at prices well above its original costs.

We would be remiss if we did not observe the tyranny of time on rates of return: while a doubling of value in five years yields a satisfactory +15% average annual return on capital, the same doubling of value over ten years yields a very pedestrian +7% average annual return. Unfortunately, with one of its assets, the Fish Springs project, the Company has generated no return on a more than $100 million investment made largely in 2006-2007. On behalf of all shareholders, we implore the Board not to wait any longer to generate returns for shareholders.

4. *Overhaul compensation practices* – We believe management's ability to properly evaluate and address the serious challenges facing the Company is compromised by the misalignment between executive compensation and the Company's performance, a misalignment this Board has persistently allowed in order to perpetuate itself. Notably, PICO shareholders have rejected the Company's Say-on-Pay proposals twice in the last five years, including at the Company's most recent Annual Meeting held on July 9, 2015 (the "2015 Annual Meeting"). We therefore believe fresh perspective is needed in PICO's Boardroom to lead an overhaul of executive compensation at the Company. While we believe all components of the Company's compensation program should be re-evaluated, the following three changes are paramount and should be implemented immediately:

   o *Bring CEO salary in-line with peers* – As indicated in our August 2015 Letter, PICO's current compensation structure includes a $2.1 million base salary for CEO Hart, which would rank his salary as the 10th highest base salary for a CEO in the Nasdaq 100 Index (and as the 26th highest in the S&P 500)[1]. We remind the Board that PICO has an equity

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[1] Index salary data per Bloomberg.

market capitalization of approximately $240 <u>million</u> versus a median equity market capitalization of (i) roughly $20.7 <u>billion</u> for companies in the Nasdaq 100 Index and (ii) $18.0 <u>billion</u> for companies in the S&P 500. We find this base salary excessive given PICO's size and scale, coupled with the Company's staggering underperformance under CEO Hart's direction. We believe it would be more appropriate and quite frankly, generous, to align the CEO's base salary with the median CEO salary for the Company's self-defined proxy peer group, or roughly $518,000. Further, given that Vidler (PICO's core business today) is not a regular, recurring cash generative business, we believe it is inappropriate to burden PICO with such seemingly excessive executive compensation costs.

o   *Correct misaligned bonus structure* – The Company's current bonus incentive scheme, which compensates senior management for a modest increase in PICO's book value per share, is poorly misaligned with shareholders' interests. The CEO is currently entitled to receive an additional cash bonus if book value per share exceeds a threshold level of 80% of the Standard & Poor's 500's annualized total return over a trailing five-year period. Note the following illustrative example:

  ▪   Assume an S&P 500 5-year Compound Annual Growth Rate (CAGR) of +7% and a December 31, 2015 PICO book value of $15.00 per share. The 80% threshold means that a cash bonus kicks in upon achieving just a +5.6% increase in book value, which equates to just $15.84 per share. If book value per share were to increase to $21.00 in 2016 (roughly where it was just 2 years ago), the CEO would receive a cash bonus of $10.36 million. *If we assume his 2016 compensation is the same as 2015 ($5 million), this implies the CEO would receive more than $15 million of compensation in 2016 merely for holding book value per share constant over a three-year period.* In this example, the CEO, who led the Company to a book value free fall from nearly $28 per share in 2007 to an estimated $15 per share in 2015, would be egregiously rewarded for a bounce back to mediocrity, all while shareholders would have suffered a 25% decline in book value per share over a nine year period under the current CEO's watch. While most investors wish to see companies institute a "pay for performance" culture, we can only characterize the current compensation philosophy at PICO as distinctly "pay for attendance".

This misaligned incentive structure, according to PICO's 2015 proxy statement, was considered in light of "how much hedge funds or private equity groups would receive as fees if it had the same amount of assets under management as our gross assets". Putting aside the legitimate question of whether such a pay scheme is appropriate for a public company, most hedge funds or private equity funds utilize a "high-water mark" to ensure a fund which has suffered declines in value must first return to its prior peak value before yielding incentive fees to a manager. This structure, contrary to the Company's current bonus structure, ensures that the manager does not earn any incentive fees until his investors have made money, thereby creating an alignment of **_incentives_** between manager and investor (hence, the name "incentive"). Implementing this structure at PICO would imply that the Company should increase its book value to more than $28 per share before the percentage share of book value increases would kick in.

o   *Deflate the golden parachutes* – In addition to overhauling the Company's executive compensation scheme, we believe the Board should revise management's existing severance agreements. We find it egregious for the CEO of a $240 million market cap company with no recurring cash flow streams and a seven-year track record of destroying shareholder value to have a severance package of more than $9 million.

Board Changes are Necessary

We believe this Board has failed to provide proper or effective oversight of management and the strategic direction of the Company. The Board has been seemingly absent in holding management accountable for its poor performance or instituting appropriate corporate governance. Accordingly, we urge the Company to voluntarily reconstitute the Board immediately with three highly-qualified, independent individuals (identified herein) who will ensure that the interests of PICO shareholders are protected and appropriately represented in the Boardroom. As described in more detail below, each of these individuals has extensive public company board experience and a demonstrated track record of working on behalf of shareholders.

It is simply unacceptable for the Board to continue along the same path that has resulted in the destruction of more than $170 million of book value (reported shareholders' equity decline from 3Q'07 peak) and more than two-thirds of its equity market capitalization over the same timeframe (approximate $530 million market capitalization decline). Given PICO's endemic underperformance and egregious compensation schemes, we believe it is crucial to have meaningful shareholder representation on the Board immediately, particularly while important matters are being discussed at the Company, including asset sales and executive compensation. Further, shareholders have clearly spoken that they are dissatisfied with the status quo as evidenced by their overwhelming approval of the shareholder declassification proposal and disapproval of the Company's Say-on-Pay proposal at the 2015 Annual Meeting. Moreover, we believe management's attempt to change PICO's state of incorporation from California to Delaware, a move in large part predicated upon its desire to adopt a "shareholder poison pill", would have likewise been overwhelmingly rejected by PICO shareholders had the Board not decided to pull the proposal the night before the 2015 Annual Meeting.

Given this history, we find it appalling that the Board has refused to seriously consider adding shareholder-recommended directors to the Board. Collectively, management and the Board own just 1.9% of PICO's outstanding shares and therefore lack a sufficient alignment of interest with shareholders.[2] We believe the shareholders, as the true owners of the Company, need to have a strong voice in the Boardroom. Such a voice promotes greater accountability and creates an environment that forces other directors to consider new and innovative ways to positively impact shareholder value.

The three individuals we have identified possess the business and financial experience required to make informed decisions regarding opportunities to unlock value at PICO. We trust that after a period of serious reflection, the Board will act appropriately and appoint these three highly-qualified, independent individuals to the Board as soon as possible. We believe each of them is well suited to provide fresh perspective and to ensure PICO follows its stated mandate to "maximize long-term shareholder value":

- **Anthony Bergamo** – Mr. Bergamo has broad experience as a CEO, COO and Board member of public and private companies. Mr. Bergamo currently serves as CEO of Niagara Falls Redevelopment, a partnership that controls 160 acres with over $1 billion in planned redevelopment in downtown Niagara Falls, NY. He is also Vice Chairman of MB Real Estate, a national full-service company engaged in the leasing, sales, investment and management of commercial and residential real estate. In addition, he serves as the Audit Chairman of Steel Partners, LLP, a NYSE listed company, and Dime Community Bancshares, a NASDAQ listed bank holding company. He also serves on the Board of Boylans Beverage, a privately held

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[2] As disclosed in the Company's 2015 proxy statement.

company, and as Audit Chairman and a member of the Compensation Committee of Moduslink Global Solutions, Inc., a supply chain management company listed on NASDAQ. Previously, he served as Audit Chairman of Lonestar Steakhouse, a casual dining restaurant chain, during which time he negotiated the sale of the company to a private investor. He also has prior executive experience serving as: Managing Director of the Milstein Hotel Group, a family-owned hotel group with properties in New York City; President and COO of Custom Shop Shirtmaker, a manufacturer and national retailer of high quality men's clothing; and COO of Greyhound Exhibit Group, the world's largest tradeshow and convention company. He also is the Founder and Chairman of the Federal Law Enforcement Foundation. He graduated from Temple University with a B.S degree and from New York Law School with a J.D. degree. He is admitted to practice law in New York, New Jersey, the Federal District, Circuit and Supreme Courts.

- **James Henderson** – Mr. Henderson has a demonstrated history as a public company Board Director and also has experience, including turnaround experience, as a Senior Executive in various market segments. He has served on eleven public company Boards of Directors and has been selected Chairman on five of those Boards. Mr. Henderson is currently serving on the following public company Boards: Director of Aerojet Rocketdyne, Inc., an aerospace and defense company; Chairman of School Specialty, Inc., an educational supplies company; and Director of Aviat Networks, a communications equipment provider. He also has nearly twelve years of experience as an operating partner of Steel Partners, Ltd., a global diversified holding company with interests in a variety of industries, and worked in several senior financial positions earlier in his career. Mr. Henderson graduated with a B.S. from the University of Scranton.

- **Daniel Silvers** – Mr. Silvers is Managing Member of Matthews Lane Capital Partners LLC, an investment firm focused on actively-managed, opportunistic investments. He currently serves as a Board member of Forestar Group Inc., a NYSE-listed real estate and oil & gas company, bwin.party digital entertainment plc, an online gaming business listed on the London Stock Exchange, and India Hospitality Corp., a company with prior investments in the UK packaged foods industry. Mr. Silvers previously served on the Boards of Directors of International Game Technology, a NYSE-listed company, which is one of the largest global manufacturers of slot machines and gaming equipment, and Universal Health Services, a NYSE-listed owner and operator of hospitals and other healthcare facilities. Mr. Silvers previously served as President of Western Liberty Bancorp, an acquisition-oriented bank holding company in the Southwest United States. Mr. Silvers has prior experience in investment banking and both public and private market investing through positions held at Fortress Investment Group, Bear, Stearns & Co. Inc. and SpringOwl Asset Management. Mr. Silvers graduated with both B.S. and MBA degrees from The Wharton School at University of Pennsylvania. He is a member of the National Association of Corporate Directors and has completed the Director Education and Certification Program at The John E. Anderson Graduate School of Management, UCLA as well as the National Association of Corporate Directors' "Master Class".

Conclusion

For the reasons set forth above, we lack confidence in the ability of management and the Board to act with the urgency and mindset required to unlock value for the benefit of all PICO shareholders. Further, we believe the Company's underperformance and poor corporate governance practices warrant the addition of shareholder representatives on the Board, whose interests are closely aligned with those of all shareholders and who will work constructively with the other members of the Board to promote and protect the best interests of PICO shareholders.

 1813 N. Mill Street, Suite F, Naperville, IL 60563 | +1 (630) 210-8923 | kelly.cardwell@csquarecapital.com

Importantly, there is still time to put PICO on the path toward significant shareholder value creation. We believe PICO's stock price could double or even triple from its current level if our recommended courses of action are enacted expediently. As we have repeatedly stressed, we are open to engaging in discussions with you and other members of the Board and management team to discuss our concerns and suggestions. We therefore strongly urge you to reconsider your uncooperative and non-constructive approach and instead, immediately engage with us to implement meaningful steps to enhance shareholder value at PICO. We hope you will reconsider your current stance, and we stand ready to meet at your convenience to discuss next steps. We remind you that the Board's duties are to PICO shareholders.

Regards,

Kelly Cardwell, CFA
Managing Partner, Central Square Management

 1813 N. Mill Street, Suite F, Naperville, IL 60563 | +1 (630) 210-8923 | kelly.cardwell@csquarecapital.com